FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of December 20, 2007

ZAB Resources Inc.

(formerly “Bronx Ventures Inc.”)

Filer# 0-16353

Suite 100, 1255 West Pender Street

Vancouver, British Columbia

Canada V6E 2V1

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F_X__   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....  No ..X...

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

▪

 EXHIBITS

Exhibit  99.1

Material Change Report – News Release

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Zab Resources Inc.

By: “Bedo H. Kalpakian”

(Signature)

President & Director

Date: December 20, 2007

Exhibit 99.1 Zab_Form 6K December 20 2007

NEWS RELEASE

Trading Symbols:

ZABK (CNQ)

ZABRF (OTC Bulletin Board)

December 19, 2007

VANCOUVER, BRITISH COLUMBIA - Zab Resources Inc. (the "Company") is pleased to announce that further to the Company’s news release dated December 14, 2007, the Company has closed, on December 18th, 2007 a portion of the Non-Brokered Flow-Through Share Private Placement Financing and has issued 1,200,000 Units in the securities of the Company at the purchase price of Canadian $0.05 per Unit for total proceeds to the Company of Canadian $60,000.  The Flow-Through Units which have been issued have a hold period which expires on April 19, 2008.  Each Unit consists of one Flow-Through common share in the capital of the Company and one warrant to purchase, until December 31, 2008, an additional Flow-Through common share in the capital of the Company at the price of Canadian $0.05 per Flow-Through common share.  Additional closings of up to 800,000 Units may or may not occur on or before December 31, 2007.

For more Information on the Company, please contact us at (604) 681-1519 ext 6106.  In addition, please visit the Company’s Website at www.ZABRESOURCES.com or the CNQ’s website at the following direct link http://www.cnq.ca/Page.asp?PageID=122&ContentID=1543.

On Behalf of the Board,

ZAB Resources Inc.

(formerly Bronx Ventures Inc.)

“Bedo H. Kalpakian”

Bedo H. Kalpakian

President

Statements made in this news release that relate to future plans, events or performances are forward-looking statements. Any statement in this release containing words such as “believes”, “anticipates”, “plans”, “expects” or “intends” and other statements that are not historical facts are forward-looking, and these statements involve risks and uncertainties and are based on current expectations. Consequently, actual results could differ materially from the expectations expressed in those forward-looking statements.  The CNQ has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

ZAB Resources Inc.

(formerly Bronx Ventures Inc.)

Suite 100 – 1255 West Pender Street

Vancouver, British Columbia, Canada V6E 2V1

Tel: 604 681 1519  Fax: 604 681-9428